UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934 [FEE REQUIRED]
For the fiscal year ended December 31, 2015
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from to
Commission File Number 1-8777
Virco Mfg. Corporation 401(k) Plan
Virco Mfg. Corporation
2027 Harpers Way
Torrance, California 90501

INTRODUCTION
Virco Mfg. Corporation, a Delaware corporation, has established the 401(k) Plan (the Plan). The Plan includes cash or deferred arrangement plan intended to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended.
REQUIRED INFORMATION

ITEM 1. Not applicable.

ITEM 2. Not applicable.

ITEM 3. Not applicable.

ITEM 4. Financial statements and exhibits

(a)     Financial statements and supplemental schedule:
Financial statements and supplemental schedule prepared in accordance with the financial reporting requirements of ERISA filed hereunder are listed in the Index to Financial Statements in lieu of the requirements of Items 1 to 3 above.

(b)    Exhibit:
Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To Virco Mfg. Corporation
as Plan Administrator of the
Virco Mfg. Corporation 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of Virco Mfg. Corporation 401(k) Plan as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of Virco Mfg. Corporation 401(k) Plan’s financial statements.
The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Kieckhafer Schiffer & Company LLP
Irvine, California
June 28, 2016

Virco Mfg. Corporation 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31
	2015	2014
Assets
Investments, at fair value:
Common collective trusts	$14,559,330	$14,821,565
Mutual funds	3,509,972	3,537,564
Common stock	2,177,525	1,729,859
	20,246,827	20,088,988
Receivables:
Participant contributions receivable	—	18,522
Notes receivable from participants	970,268	897,717
	970,268	916,239

Total assets	21,217,095	21,005,227

Liabilities
Refund of excess contributions	6,658	15,178
Total liabilities	6,658	15,178

Net Assets available for benefits	$21,210,437	$20,990,049

See accompanying notes to the financial statements.

Virco Mfg. Corporation 401(k) Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2015
Additions to net assets attributed to:
Contributions:
Participant contributions	$1,273,312
Rollover contributions	31,848
Total contributions	1,305,160

Net investment income:
Interest and dividends	159,409
Net appreciation in fair value of investments	106,026
Total net investment income	265,435

Interest on notes receivable from participants	35,889

Other income	61,536

Deductions from net assets attributed to:
Benefits paid to participants	(1,373,825)
Administrative expenses	(73,807)

Net increase	220,388

Net assets available for plan benefits:
Beginning of year	20,990,049
End of year	$21,210,437

See accompanying notes to the financial statements.

Virco Mfg. Corporation 401(k) Plan
Notes to Financial Statements
December 31, 2015

1. Plan Description

The following description of the Virco Mfg. Corporation 401(k) Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

Virco Mfg. Corporation (the “Company” or “Virco”) established the Virco Mfg. Corporation Employee Stock Ownership Plan (“ESOP”) effective as of April 1, 1993, as a leveraged employee stock ownership plan. In January 2002, the Company amended and renamed the ESOP as the Virco Mfg. Corporation 401(k) Plan (the “Plan”). Under the amended Plan, the leverage feature that allowed the Plan to obtain advances from the bank to purchase Company common stock was discontinued. While the Plan continues to offer the Company common stock as one of the investment options, the amended Plan no longer operates as a leveraged employee stock ownership plan.

The Plan is designed to comply with section 401(a) of the Internal Revenue Code (the “IRC”) as a profit sharing plan, and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is designed to enable employees to save for retirement and defer payment of income taxes on the amount invested and earnings thereon. A Plan committee comprising of at least two persons appointed by the Company's Board of Directors administers the Plan.

Effective May 1, 2014, the Plan changed trustees from Wilmington Trust Company to Reliance Trust Company (“Reliance Trust”). The trustee, Reliance Trust, invests the Plan's assets at the direction of the participants and makes distributions to participants.

Eligibility

Employees of the Company excluding leased employees, non-resident aliens or employees covered by a collective bargaining agreement not expressly providing inclusion in the Plan, are eligible to participate in the Plan if they have attained at least 18 years of age and have completed six months of eligible service providing they worked at least 500 hours during such plan year.

Contributions

Eligible employees may defer from 1% to 75% of basic compensation on a before-tax basis, limited to $18,000 in 2015 as prescribed by the IRC. Participants who have attained age 50 before the end of the Plan year are eligible to make additional catch-up contributions.

The Company may, at its sole discretion, make a matching contribution as a percentage of annual elective deferrals made by participants who are employed on the last day of the Plan year. The Company may also make an employer contribution to the Plan at its sole discretion. Any contribution may be made in cash or in shares of Company common stock. The total amount of Company contributions cannot exceed the amount deductible by the Company for federal income tax purposes.

Participant Accounts

Participants can direct their account balances into a variety of investments offered by Reliance Trust, including shares of Virco Unitized Stock. The Virco Unitized Stock is a unitized investment which consists of Virco common stock and investment in a money market fund. Investment election changes may be made on a daily basis. Individual accounts are maintained for each of the Plan's participants to reflect the participant's contributions, the Company's contributions, if any, and an allocation of the Plan's earnings (losses) and expenses. The benefit to which a participant is currently entitled is the benefit that can be provided from the participant's vested account.

Payment of Benefits

Upon reaching retirement age, termination of service or death, a participant/beneficiary may elect to receive a lump-sum amount equal to the participant's vested account balance. Additionally, participants still employed by the Company who have reached 59 ½ years of age may take an in-service distribution from their elective deferrals made to the Plan.  Company stock held in the participant's account may be distributed in stock unless the participant requests the distribution in cash in lieu of stock. Participants eligible for distributions may elect that their vested balance be rolled over into another eligible retirement plan. Account balances less than $1,000 can be distributed in a single lump-sum cash payment to the participant or beneficiary at the discretion of the Company.

Hardship Withdrawals

Upon certain conditions, participants, while still employed by the Company, are permitted to withdraw, in a single sum, a portion of their vested account as a result of an immediate and heavy financial need. These conditions include unreimbursed medical expenses, the purchase of the participant's principal residence, the payment of post-secondary education tuition, the payment of burial or funeral costs of immediate family members, the payment of natural disaster clean-up on the participant's principal residence or to prevent eviction or foreclosure from the participant's principal residence. A participant's right to make deferrals to the Plan will be suspended for six months after the receipt of a hardship withdrawal.

Vesting

The participant is immediately 100% vested in the value of his or her contributions and earnings thereon. Additionally, a participant is automatically 100% vested in the value of all employer contributions on the participant's 65th birthday, death, or if the participant becomes permanently disabled while still employed by the Company. However, if employment terminates before the age of 65 for a reason other than death or disability, the participant's vesting in the value of any matching or other Company contributions will be based upon the participant's years of vesting service and in accordance with the following schedule:

Years of Service	Vested Interest
Less than 2	0%
2	20%
3	40%
4	60%
5	80%
6 or more	100%

The amount to which the participant is not vested is subject to forfeiture in accordance with the provisions of the Plan. Forfeitures may be used to pay administrative expenses or to reduce matching contributions. At December 31, 2015 and 2014, forfeitures of approximately $64,000 and $66,000, respectively, were available to offset future employer contributions or Plan expenses.

Voting Rights

All shares of Company common stock allocated to participant accounts are voted by Reliance Trust in accordance with the participant's instructions. Allocated shares not voted by participants are voted pro rata by Reliance Trust based on votes actually cast by participants.

Notes Receivable From Participants

Participants may borrow the lesser of $50,000 or 50% of their vested account balance, subject to a $1,000 minimum and certain other restrictions. Loans are secured by the vested account balance of the participant. Loans are repayable through payroll deductions over periods ranging up to five years, unless the loan is used to acquire a principal residence, in which case the loan term may be extended to ten years. Participant loans, when initiated, bear interest at the prime rate plus 1% per annum collateralized by the participant's vested interest. The interest rate on outstanding loans at December 31, 2015 was 4.25% per annum, and loans mature through 2021.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on an accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Net appreciation in fair value of investments consists of the net change in unrealized gains or losses during the year and the realized gain or loss on investments sold during the year.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis, and dividends are recorded on the ex-dividend date.

Notes Receivable from Participants

Notes receivable from participants are recorded at their unpaid principal balance plus accrued but unpaid interest.

Payment of Benefits

Benefits are recorded when paid.

Revenue Credits

During 2014, the Plan entered into an agreement with the trustee whereby the trustee shares certain revenue generated by the Plan in excess of their fees. These deposits are included in other income on the statement of changes in net assets available for benefits and are available to pay for Plan expenses or to be reallocated to participants. During 2015, revenue credits of approximately $62,000 were deposited into the Plan.

Expenses

Substantially all direct expenses of the Plan are paid by the Plan Sponsor. Certain indirect expenses are included in the transaction prices of the investments bought and sold and are not separately identified in the statement of changes in net assets available for benefits.

New Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). ASU 2015-07 amended Accounting Standards Codification ("ASC") 820, Fair Value Measurements and Disclosures, to remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value ("NAV") per share practical expedient. The amendment also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the NAV per share practical expedient. ASU 2015-07 is effective for fiscal years beginning after December 15, 2015 and should be applied retrospectively. Management does not expect this ASU to have a material impact on the financial statements.

In July 2015, the FASB adopted ASU 2015-12, (Part 1) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, and (Part III) Measurement Date Practical Expedient. Upon adoption of the standard, plans are no longer required to:

Measure fully benefit-responsive investment contracts (FBRICs) at fair value;
Disaggregate investments by nature, risks and characteristics;
Disclose individual investments that represent five percent or more of net assets available for benefits; or
Disclose net appreciation or depreciation for investments by general type.

The Plan adopted this standard retrospectively effective December 31, 2015 and accordingly, the prior year disclosures were adjusted. As a result of the adoption of this standard, the Plan modified its investment disclosures as described above.

3. Investments

Plan assets are held by Reliance Trust at December 31, 2015. Upon enrollment in the Plan, a participant may direct employee contributions among any or all of the investment options.

Participants may change investment choices any business day by transferring a percentage from one investment alternative to another effective as of the end of any business day. The investments in shares of the investment are valued at the closing net asset value per share as determined by the appropriate fund portfolio on a daily basis.

The MetLife Reliance Stable Value Fund (the “SVF”) is a common collective trust investing primarily in certain MetLife group annuity contracts offered by Metropolitan Life Insurance Company. The SVF is valued at fair value based on the NAV of the underlying investments. The NAV per unit is computed by dividing the total assets of the SVF, less its liabilities, by the total number of units outstanding at the time of such computation.

Certain events limit the ability of the Plan to transact at NAV (contract value) with the issuer. Such events include but may not be limited to the following: (1) the complete or partial termination of the Plan (2) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (3) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that any of the events which could limit the Plan’s ability to transact at contract value with participants are probable of occurring.

4. Fair Value Measurements

Accounting Standards Codification (“ASC”) 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1 -	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 -	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 -	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2015 and 2014.

Money market funds: Valued at the NAV of the fund at year end. NAV is also the quoted market price as of the reporting date.

Common collective trusts: Investments in common collective trusts are valued at NAV, which is based on the aggregate current fair values of the underlying assets in relation to the total number of units outstanding. The common collective trusts have no unfunded commitments as of December 31, 2015, and can be redeemed daily with no redemption notice period or other redemption restrictions.

Mutual funds: Valued at the NAV of shares held by the Plan at NAV. NAV represents the sum of the underlying investments and represents the price at which the funds are traded on active markets.

Common stock: Valued at the closing price reported in the active market.

The following table sets forth by level, within the fair value hierarchy, the Plan's investment assets at fair value as of December 31, 2015 and 2014:

	Investment Assets at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total
Virco Mfg. Corporation common stock	$2,111,576	$—	$—	$2,111,576
Cash and money market fund held by Virco Unitized Stock	65,949	—	—	65,949
Mutual funds	3,509,972	—	—	3,509,972
Common collective trusts	—	14,559,330	—	14,559,330
Total investment assets at fair value	$5,687,497	$14,559,330	$—	$20,246,827

	Investment Assets at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Virco Mfg. Corporation common stock	$1,681,853	$—	$—	$1,681,853
Money market fund held by Virco Unitized Stock	48,006	—	—	48,006
Mutual funds	3,537,564	—	—	3,537,564
Common collective trusts	—	14,821,565	—	14,821,565
Total investment assets at fair value	$5,267,423	$14,821,565	$—	$20,088,988
The shares of Virco Unitized Stock are valued on a unitized basis and hold Virco common stock and a money market fund. Unitization of the investment allows for daily trades and the value of a unit reflects the combined value of the Virco common stock and the money market fund held in the fund. At December 31, 2015 and 2014, this investment held 634,003 shares and 689,284 shares of Virco common stock, respectively.

5. Risks and Uncertainties

The Plan's assets are invested in a variety of investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, foreign currency and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits, and therefore participant account balances.

6. Related Party Transactions

Certain Plan investments are managed by Reliance Trust as of December 31, 2015. Reliance Trust is the trustee as defined by the Plan and, therefore, these investments and investment transactions qualify as party-in-interest transactions.

Additionally, the Plan sponsor, Virco Mfg. Corporation, is a party-in-interest to the Plan; however, there were no transactions with the Plan Sponsor other than the funding of contributions to the Plan and payment of certain administrative expenses of the Plan.

7. Income Tax Status

Effective May 1, 2014, the Plan was restated utilizing the Automatic Data Processing (“ADP”) Flexible Defined Contribution Prototype Plan and Trust Nonstandardized 401(k) Plan document. ADP received an opinion letter dated March 31, 2008, in which the Internal Revenue Service ("IRS") stated that as of that date the Plan document was designed in compliance with the applicable requirements of the IRC. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Assuming it meets certain initial and ongoing requirements, the Plan is generally exempt from federal and state income taxes. However, generally accepted accounting principles (“GAAP”) requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

8. Plan Termination

Although it has not expressed any intention to do so, the Company reserves the right to change or discontinue the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, the participants will become fully vested in their accounts.

9. Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the Plan's financial statements to amounts included in the Plan's Form 5500:

	December 31
	2015	2014
Net assets available for benefits per the Plan’s financial statements	$21,210,437	$20,990,049
Add refund of excess contribution payable at end of year	6,658	15,178
Add fair market value adjustment for the fully benefit-responsive investment contract	(1,988)	5,902
Less participants deemed distributed loans	(2,217)	—
Net assets available for benefits per the Plan’s Form 5500	$21,212,890	$21,011,129
The following is a reconciliation of changes in net assets available for benefits per the Plan’s financial statements to amounts included in the Plan’s Form 5500:

Year ended December, 31 2015
Changes in net assets available for benefits per the Plan’s financial statements	$220,388
Add refund of excess contribution payable at end of year	6,658
Less refund of excess contribution payable at beginning of year	(15,178)
Add fair market value adjustment for the fully benefit-responsive investment contract at end of year	(1,988)
Less fair market value adjustment for the fully benefit-responsive investment contract at beginning of year	(5,902)
Less participants deemed distributed loans	(2,217)
Change in net assets available for benefits per the Plan’s Form 5500	$201,761

Virco Mfg. Corporation 401(k) Plan

EIN: 95-1613718 Plan Number: 002
Schedule H, Line 4i—Schedule of Assets (Held at End of Year)
December 31, 2015

Name of Issue	Description of Investment	Number of Units	Current Value
Metlife Reliance Stable Value Fund Class 10*	Common collective trust	1,952	$211,468
BlackRock Lifepath 2040 Fund - Class 75	Common collective trust	51,777	1,017,422
BlackRock Lifepath 2055 Fund - Class 75	Common collective trust	1,770	18,404
BlackRock Lifepath 2050 Fund - Class 75	Common collective trust	5,042	100,175
BlackRock Lifepath 2020 Fund - Class 75	Common collective trust	164,237	2,711,553
BlackRock Lifepath 2045 Fund - Class 75	Common collective trust	20,253	408,302
BlackRock Lifepath 2035 Fund - Class 75	Common collective trust	58,673	1,121,823
BlackRock Lifepath Retirement Fund - Class 75	Common collective trust	175,996	2,416,426
BlackRock Lifepath 2030 Fund - Class 75	Common collective trust	124,926	2,304,892
BlackRock Lifepath 2025 Fund - Class 75	Common collective trust	240,865	4,248,865
Templeton Global Bond Fund	Mutual fund	14,685	169,316
Western Asset Global Strategic Income Fund	Mutual fund	3,507	21,392
Vanguard Small Cap Index Fund	Mutual fund	6,454	342,380
Ridgeworth Large Cap Value Equity Fund	Mutual fund	13,030	190,492
American Funds Capital Income Builder Fund	Mutual fund	2,880	160,823
Fidelity Advisor Growth Opportunities Fund	Mutual fund	2,919	183,462
Deutsche S&P 500 Index Fund	Mutual fund	14,533	366,243
Oppenheimer International Growth Fund	Mutual fund	566	20,327
Vanguard Mid Cap Index Fund	Mutual fund	4,648	691,308
Hartford Small Cap Growth Fund	Mutual fund	2,074	98,249
Templeton World Fund - Advisor Class	Mutual fund	6,326	94,704
American Funds New World Fund	Mutual fund	1,513	75,286
Prudential Total Return Bond Fund	Mutual fund	6,665	93,041
Goldman Sachs Growth Opportunities Fund	Mutual fund	12,059	283,271
Invesco American Value Fund	Mutual fund	3,015	100,742
Victory Sycamore Small Company Opportunity Fund	Mutual fund	659	23,631
American Fund American Balanced Fund	Mutual fund	12,100	287,978
American Fund EuroPacific Growth Fund	Mutual fund	4,589	204,263
Ivy Science and Technology Fund	Mutual fund	2,047	103,064
Virco Mfg. Corporation * (common Stock)	Common stock	587,985	2,177,525
Participant Loans*		—	970,268
			$21,217,095
* Party-in-interest
** The participant loans represent loans to participants. The loans bear interest at the prime rate as of the beginning of the quarter in which the loan was originated plus 1% and are collateralized by the participants’ vested account balance. The interest rate on outstanding loans at December 31, 2015 was 4.25% and loans mature through 2021.

(1)
Virco Unitized Stock is a unitized investment which consists of Virco common stock and investments in a money market fund. At December 31, 2015, this investment held 634,003 shares of Virco common stock with a market value of approximately $2.1 million and short term investment fund of approximately $66,000.

See accompanying report of independent registered public accounting firm.

SIGNATURES
Pursuant to the requirements of the Securities and Exchange Act of 1934, Virco Mfg. Corporation as Plan Administrator has duly caused this Annual Report on Form 11-K for the year ended December 31, 2015, to be signed on its behalf by the undersigned hereunto duly authorized.

Virco Mfg. Corporation 401(k) Plan
Date: June 28, 2016	By:	/s/ Robert E. Dose
Robert E. Dose
Vice President - Finance